UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On March 30, 2023, Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) issued a press release announcing updated data from the Phase 1/2 ABILITY study of MDNA11. These data include the most recent anti-tumor activity data from the trial’s first four dose escalation cohorts and initial pharmacokinetic/pharmacodynamic (PK/PD) data from the fifth dose escalation cohort.  Initial PD data from ABILITY’s fifth dose escalation cohort reported in the press release were consistent with the encouraging findings from the first four cohorts, with MDNA11 continuing to exhibit prolonged, selective and dose-dependent effects on anti-cancer immunity. Results showed MDNA11 stimulating the proliferation and activation of anti-cancer CD8+ T cells but not Tregs, which are associated with pro-tumor immune pathways. In addition, the data show post-treatment expansion of anti-cancer NK cells but not eosinophils, which are associated with vascular leak syndrome (a known side effect of the only approved IL-2 therapy). Moreover, new PK data showed dose-dependent increases in exposure that were sustained with repeat dosing, suggesting there is no clinically-meaningful anti-drug antibody response to MDNA11. Taken together, these results suggest MDNA11’s ability to further boost immune activity may be enhanced at higher doses.

Medicenna expects to report initial anti-tumor activity data from ABILITY’s fifth dose escalation cohort at a medical meeting in the second quarter of 2023. Early anti-tumor activity data from ABILITY’s sixth dose escalation cohort and Phase 2 single-agent expansion portion are expected in the third quarter of 2023. Early anti-tumor activity data from ABILITY’s combination arm evaluating MDNA11 plus pembrolizumab are expected in the fourth quarter of 2023.

Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements on the clinical development and potential of MDNA11 and the report of additional data, that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

The information set forth above in this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated March 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: March 30, 2023	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer